Exhibit 17.1

Feb. 18, 2008

Board Members of CanAm Uranium Corporation

I am tendering my resignation as a director of the company effective immediately (Feb 19, 2008). There are several reasons, namely, I am unable to devote sufficient time to the director role during this financially challenging time for the company. This is mainly due to my ongoing and future work commitments elsewhere. A secondary contributing factor is the total lack of funds now or probably in the near future to carry out exploration or acquire prospective uranium properties. The latter represents the primary reason for joining the board of directors back in Apr, 2007. In financial terms there are still several outstanding items, namely payment for the Wheeler Beckett short report. In spite of non payment the report was posted immediately on the website back in May, 2007 and as of Feb 18, 2008 still remains there with my name prominently quoted as the author of the report. Also no payments were received as outlined in my consulting contract with CanAm Uranium Corporation for my time (10 months) as a member of the board of directors.

Yours sincerely

Peter Born
[address of Peter Born]

/s/ Peter Born